SECURITIES A
W

12011780

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2012

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8-65727

*AD 3/5

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Balance Sheet Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4450 Weaver Parkway, Suite 250
(No. and Street)

Warrenville	IL	60555-3926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Toliver, President — 630-276-2728
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Orth, Chakler, Murnane and Company, CPAs
(Name - *if individual, state last, first, middle name*)

12060 S.W. 129th Court, Suite 201	Miami	FL	33186-4582
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Toliver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Balance Sheet Solutions LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
CHERYL HELBERG
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/05/13

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Balance Sheet Solutions, LLC

AUDITED FINANCIAL STATEMENT
AS OF DECEMBER 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

OCM & Co
A PROFESSIONAL ASSOCIATION
CPAs

Balance Sheet Solutions, LLC

Table of Contents

AUDITED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

INDEPENDENT AUDITORS' REPORT

February 21, 2012

To the Sole Manager of
Balance Sheet Solutions, LLC
Warrenville, IL

We have audited the accompanying statement of financial condition of Balance Sheet Solutions, LLC, as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Balance Sheet Solutions, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants

BALANCE SHEET SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

ASSETS:	
Cash and cash equivalents	$16,724,381
Prepaid and other assets	676,405
Total assets	$17,400,786

LIABILITIES AND EQUITY

LIABILITIES:	
Payable to parent company	$216,937
Accrued expenses and other liabilities	639,750
Total liabilities	856,687
Commitments and contingent liabilities	—
EQUITY:	
Contributed capital	850,000
Retained earnings	15,694,099
Total equity	16,544,099
Total liabilities and equity	$17,400,786

The accompanying notes are an integral
part of this financial statement.

BALANCE SHEET SOLUTIONS, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Balance Sheet Solutions, LLC (the Company) was formed on October 10, 2002, as an Illinois limited liability company. The Company is a broker dealer and investment advisor registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a wholly owned subsidiary of Alloya Corporate Federal Credit Union (Alloya). The Company offers securities transactions and nondiscretionary investment advisory services to its customers, principally credit unions and credit union service organizations. The Company is currently engaged as a broker dealer for corporate debt securities, agency securities, government securities, and interest in mortgages or other receivables. The Company also solicits time deposits for financial institutions, principally Alloya.

The Company utilizes Alaska USA Trust Company (the Trust Company) to settle its securities transactions with other clearing brokers. The Trust Company is the custodian for the securities owned by the Company and also maintains segregated accounts on behalf of the Company's customers. The Company operates a main office in Illinois, with a registered branch office in New York and an additional service branch in California.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a broker dealer. The clearing broker dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker dealer.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP/USA) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from Alloya and the Trust Company which may, at times, exceed federally insured limits.

PAYABLE TO PARENT COMPANY

The Company operates under a Master Services Agreement with Alloya. The payable to the parent company represents corporate support service expenses due to Alloya. (**See Note 4**)

ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

Note 1: (continued)

INCOME TAXES

As a single-member limited liability company (LLC), the Company is a flow-through entity, which provides that the LLC passes on all income and expenses to its parent company to be taxed at the parent company level. Alloya is a federally chartered credit union regulated by the National Credit Union Administration, with no tax liability under state or federal laws for itself and all subsidiaries, including the Company.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2012, the date the financial statement was available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 2: EMPLOYEE BENEFITS

The employees of the Company participate in a 401(k) benefit plan sponsored by Alloya. Employee contributions are matched by the Company at a rate equal to 100 percent of the first four percent of compensation contributed.

NOTE 3: CLEARING AGREEMENT

The Company maintains a custodial agreement with the Trust Company whereby customer accounts are settled by the Trust Company. The agreement calls for the Trust Company to maintain a segregated account titled "Balance Sheet Solutions Special Account for the Exclusive Benefit of Customers of Balance Sheet Solutions, LLC" holding fully paid-for customer securities for the account of the Company's own customers, as specified in SEC Rule 15c3-3(k)(2)(i). There were no unsettled transactions as of December 31, 2011.

The Company also maintains a separate custody agreement with the Trust Company in the name of the Company to hold cash, securities and other property for the account of the Company. As of December 31, 2011, the Company had approximately $15,971,000 in the form of money market fund deposits at the Trust Company.

NOTE 4: RELATED PARTY TRANSACTIONS

Under a Master Services Agreement dated December 31, 2003, revised on December 31, 2007, and amended effective November 1, 2010, the Company, as an agent for Alloya, provides marketing services and introduces financial products to Alloya's members as well as provides certain other investment services.

The Master Services Agreement calls for Alloya to provide certain corporate support services to the Company such as telecommunication service, office rental, and treasury and accounting support.

NOTE 5: COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2011, the Company maintained an unused line of credit with Alloya. Under this agreement, the Company may borrow up to a maximum of $15,000,000, but is limited to 97% of eligible collateral which is defined under the agreement as securities, other investments and cash held by the Company. As of December 31, 2011, the entire $15,000,000 was available.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of approximately $15,548,000 which was approximately $15,448,000 in excess of its net capital requirement of approximately $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

NOTE 7: CONCENTRATIONS

Since the Company does not clear its own securities transactions, it has established accounts with the Trust Company, which has relationships with entities for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by the clearing brokers' obligation to comply with the rules and regulations of the SEC. Additionally, per the terms of the custodial agreement between the Trust Company and the Company, settlement for securities is due after delivery of the securities by the clearing broker. Thus, any failure to transact the trade on the part of the Company's clients is mitigated by actual possession of the security, which can be resold in the market.

★★★★★★